IN THE UNITED STATES BANKRUPTCY COURT
FOR THE EASTERN DISTRICT OF NEW YORK

In re:	Chapter 11
TETRAGENEX PHARMACEUTICALS, INC.[1]	Case No. 10-78439-reg
Debtor	

SECOND AMENDED PREPACKAGED PLAN OF
REORGANIZATION OF TETRAGENEX PHARMACEUTICALS, INC.
PROPOSED BY TETRAGENEX PHARMACEUTICALS, INC.

TETRAGENEX PHARMACEUTICALS, INC. proposes the following prepackaged Chapter 11 of reorganization pursuant to section 1121(a) of the Bankruptcy Code.

Dated: December 16, 2010

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[1] The last four digits of the Debtor's federal tax identification number, are 1895 The Debtor's mailing address for purposes of this case is 6901 Jericho Tpk., Ste 221, Syosset, New York 11791.

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   <u>Definitions</u>

The following terms used herein shall have the respective meanings set forth below:

1.1.1   ***Administrative Expense Claim*** means a Claim for any right to payment of an administrative expense of the Reorganization Case, of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to sections 507(a)(2) or 507(b) of the Bankruptcy Code, including (i) any actual and necessary costs and expenses of preserving the Estate, (ii) any indebtedness or obligations incurred or assumed by the Debtor during the Reorganization Case and (iii) any compensation for professional services rendered and reimbursement of expenses incurred by the advisors to the Debtor. Any fees or charges assessed against the estate of the Debtor under section 1930 of title 28 of the United States Code are excluded from the definition of Administrative Expense Claim and shall be paid in accordance with Section 12.1 hereof.

1.1.2   ***Affiliate*** has the meaning set forth in section 101(2) of the Bankruptcy Code.

1.1.3   ***Allowed*** means, with reference to any Claim or Equity Interest, (a) any Claim or Equity Interest arising on or before the Effective Date (i) as to which the Debtor does not object, or (ii) as to which any objection (by any party) has been determined by a Final Order to the extent any interposed objection is determined in favor of the respective holder, (b) any Claim or Equity Interest as to which the liability of the Debtor and the amount thereof are determined by Final Order of a court of competent jurisdiction other than the Bankruptcy Court, or (c) any Claim or Equity Interest expressly allowed hereunder.

1.1.4   Assumed Contract Schedule means the schedule of Assumed Executory Contracts, which schedule shall indicate the cure cost, if any for the assumption of such Assumed Executory Contracts, to be filed with the Plan Supplement.

1.1.5   Assumed Executory Contracts means those executory contracts and unexpired leases to be assumed by the Company.

1.1.6   ***Bankruptcy Code*** means title 11 of the United States Code, as now in effect or as hereafter amended.

1.1.7   ***Bankruptcy Court*** means the United States Bankruptcy Court for the Eastern District of New York.

1.1.8   ***Bankruptcy Rules*** means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code as now in effect or as hereafter amended.

1.1.9   ***Board*** means (a) the board of directors of the Company, currently consisting of Martin Schacker, David Abel, Robert Budetti, Alf Akerman, Aaron Cohen, William Comer, Bruce Bergman and Kenneth Cartwright, and (b) any duly-formed committee thereof.

1.1.10   ***Business Day*** means any day other than a Saturday, a Sunday, a "legal holiday" (as defined in Bankruptcy Rule 9006(a)) or any other day on which banking institutions in New York, New York are required or authorized to close by law or executive order.

1.1.11   ***Cash*** means legal tender of the United States of America or equivalents thereof, including, without limitation, payment in such tender by check, wire transfer or any other customary payment method.

1.1.12   ***Claim*** has the meaning set forth in section 101(5) of the Bankruptcy Code.

1.1.13   ***Claim Holder*** means any holder of a Claim.

1.1.14   ***Class*** means any group of substantially similar Claims or Equity Interests classified together hereby pursuant to sections 1122 and 1 123(a)(1) of the Bankruptcy Code.

1.1.15   ***Common Stock*** means the Common Stock of the Company.

1.1.16   ***Collateral*** means any property or interest in property of the Estate subject to a Lien, charge or other encumbrance to secure the payment or performance of a Claim, which Lien, charge or other encumbrance is not subject to avoidance or otherwise invalid under the Bankruptcy Code or other applicable law.

1.1.17   The ***Company*** means Tetragenex Pharmaceuticals, Inc.

1.1.18   ***Confirmation Date*** means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

1.1.19   ***Confirmation Hearing*** means the hearing conducted by the Bankruptcy Court pursuant to section 1128(a) of the Bankruptcy Code to consider confirmation of this Prepackaged Plan, as may be adjourned or continued from time to time.

1.1.20   ***Confirmation Order*** means the order or orders of the Bankruptcy Court entered pursuant to section 1129 of the Bankruptcy Code confirming this Prepackaged Plan, which shall be in form and substance reasonably satisfactory to the Debtor.

1.1.21   ***Contract Objection Deadline*** means seven days before the Confirmation Hearing.

1.1.22   ***Cure*** means the payment of Cash by the Debtor, or the distribution of other property (as the parties may agree or the Bankruptcy Court may order), made in the ordinary course of business after the Effective Date pursuant to an executory contract or unexpired lease assumed under section 365 or 1123 of the Bankruptcy Code as necessary to (i) cure a monetary default by the Debtor or (ii) if an objection is filed to the Debtor's proposed assumption or rejection of an executory contract or unexpired lease pursuant to the provisions of this

Prepackaged Plan, the amount equal to the unpaid monetary obligations owing by the Debtor and required to be paid pursuant to section 365(b) of the Bankruptcy Code, as may be (x) determined by Final Order or (y) otherwise agreed upon by the parties.

1.1.23   **Debtor** means the Company, and any reference herein to "Debtor" or the "Company" as of a particular date shall be deemed to refer to the same entity regardless of the name under which it was doing business at the time referenced.

1.1.24   **Disputed Claim Amount** means (a) if a liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim, (i) the liquidated amount set forth in the Proof of Claim relating to the Disputed Claim; (ii) an amount agreed to by the Debtor and the holder of such Disputed Claim; or (iii) if a request for estimation is filed by any party, the amount at which such Claim is estimated by the Court; (b) if no liquidated amount is set forth in the Proof of Claim relating to a Disputed Claim, (i) an amount agreed to by the Debtor or Reorganized Tetragenex and the holder of such Disputed Claim, or (ii) the amount estimated by the Court with respect to such Disputed Claim; or (c) if the Claim was listed on the Schedules as unliquidated, contingent or disputed and no Proof of Claim was filed, or deemed to have been filed, by the applicable Bar Date and the Claim has not been resolved by written agreement of the parties or an order of the Court, zero.

1.1.25   **Disbursement Agent** means any Person in its capacity as a disbursement agent under Section 8.5 hereof.

1.1.26   **Disclosure Statement** means that certain disclosure statement relating to this Prepackaged Plan, including all exhibits and schedules thereto including this Prepackaged Plan and certain Plan Supplements, as the same may be amended, supplemented or otherwise modified from time to time, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code and rule 3017 of the Bankruptcy Rules.

1.1.27   **Effective Date** means the first Business Day on which all the conditions precedent to the Effective Date specified in Section 10.1 hereof shall have been satisfied or waived as provided in Section 10.2 hereof and upon the filing of a notice by the Debtor of the occurrence of the Effective Date; provided, however, that if a stay, injunction or similar prohibition of the Confirmation Order is in effect, the Effective Date shall be the first Business Day after such stay, injunction or similar prohibition is no longer in effect

1.1.28   **Equity Interest** means the interest of any holders of equity securities of the Debtor represented by issued and outstanding Common Stock.

1.1.29   **Estate** means the estate of the Debtor as created under section 541 of the Bankruptcy Code.

1.1.30   **Final Order** means an order or judgment of the Bankruptcy Court or other court of competent jurisdiction that has been entered on the docket maintained by the clerk of such court and has not been reversed, vacated, stayed, or amended, and as to which (a) the time to appeal, petition for certiorari or move for a stay, new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or other proceedings for a stay, new trial, reargument or rehearing shall then be pending or (b) if an appeal, writ of certiorari, stay, new trial, reargument or rehearing thereof has been sought, (i) such order or judgment shall have been affirmed by the highest court to which such order was appealed, certiorari shall have been denied or a stay, new trial, reargument or rehearing shall have been denied or resulted in no modification of such order and (ii) the time to take any further appeal, petition for certiorari, or move for a stay, new trial, reargument or rehearing shall have expired; provided, however, that no order or judgment shall fail to be a "Final Order" solely because of the possibility that a motion pursuant to section 502(j) or 1144 of the Bankruptcy Code or under Rule 60 of the Federal Rules of Civil Procedure, or Bankruptcy Rule 9024 has been or may be filed with respect to such order or judgment.

1.1.31   ***General Unsecured Claim*** means any Claim against the Debtor that is not an Administrative Expense Claim, a Priority Tax Claim, a Other Priority Claim, a Secured Claim or an Option Claim, and will not include Claims that are disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of this Prepackaged Plan or otherwise.

1.1.32   ***General Unsecured Claim Consideration*** means 115,573,567 Common Shares, which represents 62% of the equity of Reorganized Tetragenex (before dilution from additional equity investments through the Subscription), to be distributed Pro Rata to the holders of Allowed General Unsecured Claims.

1.1.33   ***Interest Holder*** means any holder of Common Stock.

1.1.34   ***Lien*** has the meaning set forth in section 101(37) of the Bankruptcy Code.

1.1.35   ***Local Bankruptcy Rules*** means the Local Bankruptcy Rules for the United States Bankruptcy Court for the Eastern District of New York, as now in effect or as hereafter amended.

Notice Agent means such party as may be appointed by the Company to act as the noticing agent for the Company.

1.1.36   [Intentionally Omitted]

1.1.37   ***Old Options*** means the existing options and warrants held by Class 4 Claim Holders.

1.1.38   ***Other Priority Claim*** means any Claim against the Company that is granted priority status pursuant to Section 507 of the Bankruptcy Code other than Administrative Expense Claims and Priority Tax Claims.

1.1.39   ***Person*** means an individual, partnership, corporation, limited liability company, cooperative, trust, unincorporated organization, association, joint venture, government or agency or political subdivision thereof or any other form of legal entity.

1.1.40   ***Petition Date*** means the date on which the Debtor files its voluntary petition for relief under chapter 11 of the Bankruptcy Code.

1.1.41   ***Plan Documents*** means this Prepackaged Plan, together with all Plan Exhibits and all documents described or contemplated herein to be included in the Plan Supplements, including, as the case may be, the documents comprising, or summarized by, this Prepackaged Plan Exhibits.

1.1.42   ***Plan Exhibit*** means an exhibit to this Prepackaged Plan, which may be altered, amended, modified or supplemented by Plan Supplements.

1.1.43   ***Plan Supplements*** means, collectively, the documents, agreements, instruments, schedules and exhibits and forms or, as applicable, summaries thereof, specified in this Prepackaged Plan or amending Plan Exhibits, to be filed with the Bankruptcy Court not later than seven (7) days prior to the Confirmation Hearing.

1.1.44   ***Prepackaged Plan*** means this prepackaged plan of reorganization as amended, including the exhibits and schedules hereto and documents contained in the Plan Supplements.

1.1.45   ***Priority Tax Claim*** means any unsecured Claim of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

1.1.46   ***Pro Rata*** means the proportion that a Claim in a particular class bears to the aggregate amount of all Claims in such class, except in cases where Pro Rata is used in reference to multiple classes, in which case Pro Rata means the proportion that a Claim in a particular class bears to the aggregate amount of all Claims in such multiple classes.

1.1.47   ***Proof of Claim*** means a claim evidencing a Claim against the Debtor filed or deemed filed under Bankruptcy Code section 501 in the Reorganization Case.

1.1.48   ***Reorganization Case*** means the case under chapter 11 of the Bankruptcy Code to be commenced by the Debtor in the United States Bankruptcy Court for the Eastern District of New York and styled In re Tetragenex Pharmaceuticals, Inc.

1.1.49   ***Reorganized Tetragenex*** means the Company on and after the Effective Date.

1.1.50   ***Restated Bylaws*** means the restated bylaws to be adopted by Reorganized Tetragenex upon the Effective Date, which shall be substantially in the form to be included in Plan Supplement, with any modifications that are required to be consistent with the provisions of this Prepackaged Plan.

1.1.51   ***Restated Certificate of Incorporation*** means the restated certificate of incorporation to be adopted by Reorganized Tetragenex and filed with the Secretary of State of the State of Delaware prior to or on the Effective Date, which shall be substantially in the form to be included in Plan Supplement, with any modifications that are required to be consistent with the provisions of this Prepackaged Plan.

1.1.52   ***Secured Claim*** means, with respect to any Claim against the Debtor, that portion which, pursuant to section 506 of the Bankruptcy Code, is (a) secured by a valid, perfected and enforceable security interest, Lien, mortgage or other encumbrance, that is not subject to avoidance under applicable bankruptcy or non-bankruptcy law, in or upon any right, title or interest of the Debtor in and to property of the relevant estate, to the extent of the value of the holder's interest in such property as of the relevant determination date or (b) Allowed as such pursuant to the terms of this Prepackaged Plan (subject to the occurrence of the Effective Date). The defined term Secured Claim includes any Claim to the extent that it is: (i) subject to an offset right under applicable law and (ii) a secured claim against the Debtor pursuant to sections 506(a) and 553 of the Bankruptcy Code.

1.1.53   The *Subscription* means the offer for sale of up to 36,000,000 new Common Shares being offered to all Claim and Interest Holders as described in Article VII of this Prepackaged Plan.

1.1.54   *Tax Code* means the Internal Revenue Code of 1986, as amended from time to time, and the Treasury regulations promulgated thereunder.

1.1.55   *Unimpaired* with reference to a Claim or Class, means a Claim or Class that is not impaired within the meaning of Bankruptcy Code section 1124.

1.1.56   *Voting Deadline* means September 3, 2010 at 5:00 p.m. prevailing Eastern Time, the date and time by which all Ballots to accept or reject this Prepackaged Plan must be received in order to be counted.

1.1.57   *Voting Record Date* means August 10, 2010, the date on which a Claim must be held by a Claim Holder in order for such Claim Holder to be entitled to vote to accept or reject this Prepackaged Plan.

1.2   Rules of Interpretation

For purposes of this Prepackaged Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) unless otherwise specified, any reference in this Prepackaged Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) unless otherwise specified, any reference in this Prepackaged Plan to an existing document, schedule or exhibit, whether or not filed with the Bankruptcy Court, shall mean such document, schedule or exhibit, as it may have been or may be amended, modified or supplemented; (d) any reference to a Person as a holder of a Claim or Equity Interest includes that Person's successors and assigns; (e) unless otherwise specified, all references in this Prepackaged Plan to articles are references to articles of this Prepackaged Plan; (f) unless otherwise specified, all references in this Prepackaged Plan to exhibits are references to exhibits in the Plan Supplements; (g) the words "herein," "hereof" and "hereby" refer to this Prepackaged Plan in its entirety rather than to a particular portion of this Prepackaged Plan; (h) subject to the provisions of any contract, certificate of incorporation, bylaw, instrument, release or other agreement or document entered into in connection with this Prepackaged Plan, the rights and obligations arising pursuant to this

Prepackaged Plan shall be governed by, and construed and enforced in accordance with, applicable federal law, including the Bankruptcy Code and Bankruptcy Rules; (i) captions and headings to articles of this Prepackaged Plan are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Prepackaged Plan; (j) unless otherwise set forth in this Prepackaged Plan, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (k) any term used in capitalized form in this Prepackaged Plan that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable; (l) all references to docket numbers of documents filed in the Debtor's Reorganization Case are references to the docket numbers under the Bankruptcy Court's CM/ECF system; (m) all references to statutes, regulations, orders, rules of courts and the like shall mean as amended from time to time, as applicable to the Debtor's Reorganization Case, unless otherwise stated; and (n) any immaterial effectuating provisions may be interpreted by the Reorganized Debtor after the Effective Date in such a manner that is consistent with the overall purpose and intent of this Prepackaged Plan all without further Bankruptcy Court order.

1.3   Computation of Time

In computing any period of time prescribed or allowed by this Prepackaged Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

ARTICLE II
TREATMENT OF UNCLASSIFIED CLAIMS

2.1   Administrative Expense Claims

2.1.1   Except as otherwise provided herein, and subject to the requirements of this Prepackaged Plan, on, or as soon as reasonably practicable after the later of (i) the Effective Date or (ii) the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, a holder of an Allowed Administrative Expense Claim shall paid in full in satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Expense Claim.

2.1.2   ~~Debtor's counsel has agreed to accept (a) 7,500,000 shares of Reorganized Tetragenex in full satisfaction of its postpetition fees, and (b) payment in full for its postpetition expenses. Such payment arrangement is subject to the approval of the Bankruptcy Court.~~ **[Redacted on the Record, January 5, 2011.]**

2.2   Priority Tax Claims

2.2.1   Except as otherwise provided herein, and subject to the requirements of this Prepackaged Plan, on, or as soon as reasonably practicable after the later of (i) the Effective Date or (ii) the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, a holder of an Allowed Priority Tax Claim shall paid in full in satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim.

2.2.2   The unclassified Claims are unimpaired and, therefore, holders of unclassified Claims are not entitled to vote, to accept or reject this Prepackaged Plan.

ARTICLE III
CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

3.1   Introduction.

3.1.1   The categories of prepetition Claims and Equity Interests are classified for all purposes, including voting, confirmation, and distribution, pursuant to this Prepackaged Plan as follows:

Class	Designation	Impairment	Entitled to Vote
Class 1	Other Priority Claims	Unimpaired	No (deemed to accept)
Class 2	Secured Lender Claims	Unimpaired	No (deemed to accept)
Class 3	General Unsecured Claims	Impaired	Yes
Class 4	Option and Warrant Holder Claims	Impaired	Yes
Class 5	Stockholder Interests	Impaired	Yes

3.1.2   In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified, and the respective treatment of such unclassified claims is set forth in Article II of this Prepackaged Plan.

3.1.3   A Claim or Equity Interest is placed in a particular Class only to the extent that the Claim or Equity Interest is of the type described in such Class and such Claim or Equity Interest has not been paid, released, or otherwise settled prior to the Effective Date. A Claim or Equity Interest may be bifurcated and classified in other Classes to the extent that any portion of the Claim or Equity Interest is of a type described in such other Classes.

3.2   Classes of Claims Against and Equity Interests in Debtor's Estate.

3.2.1   Unimpaired Classes of Claims (deemed to have accepted this Prepackaged Plan and not entitled to vote on this Prepackaged Plan):

Class 1: Other Priority Claims

Class 2: Other Secured Claims

3.2.2   Impaired Classes of Claims (entitled to vote on this Prepackaged Plan):

Class 3: General Unsecured Claims

Class 4: Option Holder Claims

3.2.3   Class of Interests (impaired, entitled to vote on this Prepackaged Plan):

Class 5: Stockholder Interests

ARTICLE IV
TREATMENT OF CLAIMS AND INTERESTS

4.1   Class 1: Other Priority Claims

      4.1.1   Except as otherwise provided herein, and subject to the requirements of this Prepackaged Plan, on, or as soon as reasonably practicable after the later of (i) the Effective Date or (ii) the date such Other Priority Claim becomes an Allowed Other Priority Claim, a holder of an Allowed Other Priority Claim shall paid in full in satisfaction, settlement, release, and discharge of and in exchange for such Allowed Other Priority Claim.

      4.1.2   Class 1 is unimpaired and, therefore, holders of Class 1 Claims are not entitled to vote to accept or reject this Prepackaged Plan.

4.2   Class 2: Secured Claims

      4.2.1   On or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date such Secured Claim becomes an Allowed Secured Claim, a holder of an Allowed Secured Claim shall receive from Reorganized Tetragenex, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Claim, (a) Cash equal to the value of its Allowed Secured Claim, (ii) a return of the holder's collateral securing the Allowed Secured Claim, or (iii) such other treatment as to which such holder and Reorganized Tetragenex shall have agreed upon in writing.

      4.2.2   Class 2 is unimpaired and, therefore, holders of Class 2 Claims are not entitled to vote to accept or reject this Prepackaged Plan.

4.3   Class 3: General Unsecured Claims

      4.3.1   On or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date such General Unsecured Claim becomes an Allowed General Unsecured Claim, a holder of an Allowed General Unsecured Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed General Unsecured Claim shall receive a Pro Rata share of the General Unsecured Claim Consideration.

      4.3.2   Class 3 is impaired and, therefore, holders of Class 3 Claims are entitled to vote to accept or reject this Prepackaged Plan.

4.4   Class 4: Option Holder Claims

      4.4.1   Class 4 Claim holders shall retain their Old Options, preserving such Options' maturity date and strike price.

      4.4.2   Class 4 is impaired and, therefore, holders of Class 4 Claims are entitled to vote to accept or reject this Prepackaged Plan.

4.5   Class 5: Common Stockholder Interests

The holders of existing Tetragenex common stock will retain their shares. The distribution of the General Unsecured Claim Consideration to Class 3 will dilute Class 5 holders interest in Reorganized Tetragenex such that such holders will hold a Pro Rata portion of 12.5% of the outstanding shares of Reorganized Tetragenex (before dilution through the Subscription).

Class 5 is impaired and, therefore, holders of Class 5 Interests are entitled to vote to accept or reject this Prepackaged Plan.

4.6   Allowed Claims and Interests; Deemed Allowed Claims and Interests

Notwithstanding any provision herein to the contrary, Reorganized Tetragenex shall only make distributions to holders of Allowed Claims and Interests. No holder of a Disputed Claim and Interests will receive any distribution on account thereof until (and then only to the extent that) its Disputed Claim or Interests becomes an Allowed Claim or Interest. Reorganized Tetragenex may, in its discretion, withhold distributions otherwise due hereunder to any Claim Holder or Interest Holder until such time as objections thereto may be filed. Any holder of a Claim or Interest that becomes an Allowed Claim or Interest after the Effective Date will receive its distribution in accordance with the terms and provisions of this Prepackaged Plan

4.7   Reservation of Rights to Object to Claims and Interests

Unless a Claim or Interest is expressly described as an Allowed Claim or Interest pursuant to or under this Prepackaged Plan, or otherwise becomes an Allowed Claim or Interest prior to or after the Effective Date, the Debtor and Reorganized Tetragenex reserve any and all objections to any and all Claims and Interests and motions or requests for the payment of Claims and Interests, whether administrative expense, priority, secured, or unsecured, including, without limitation, any and all objections to the validity or amount of any and all alleged Claims and security interests, whether under the Bankruptcy Code, other applicable law or contract. The Debtor or Reorganized Tetragenex's failure to object to any Claim or Interest in the bankruptcy cases shall be without prejudice to Reorganized Tetragenex's rights to contest or otherwise defend against such Claim or Interest in the Court when and if such Claim or Interest is sought to be enforced. The Debtor and Reorganized Tetragenex reserve the right to utilize any Cause of Action against any Claim Holder or Interest Holder as a setoff against such holder's Claim Interest.

4.8   Objections to Claims and Interests

Unless otherwise provided in this Prepackaged Plan or by order of the Court, any objections to Claims and Interests will be filed and served not later than 120 days after the Effective Date, provided that Reorganized Tetragenex may request (and the Court may grant) an extension of such deadline by filing a motion with the Court, based upon a reasonable exercise of Reorganized Tetragenex's business judgment. A motion seeking to extend the deadline to object to any Claim shall not be deemed an amendment to this Prepackaged Plan.

ARTICLE V
ACCEPTANCE OR REJECTION OF THIS PREPACKAGED PLAN

5.1   Impaired Classes of Claims Entitled to Vote

Subject to Article III of this Prepackaged Plan, Claim Holders and Interest Holders in each Impaired Class of Claims as of the Voting Record Date are entitled to vote as a Class to accept or reject this Prepackaged Plan, which votes must be received by the Voting Deadline.

5.2   Acceptance by an Impaired Class

In accordance with Bankruptcy Code section 1126(c) and except as provided in Bankruptcy Code section 1126(c), an Impaired Class of Claims shall have accepted this Prepackaged Plan if this Prepackaged Plan is accepted by the holders of at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject this Prepackaged Plan.

5.3   Presumed Acceptances by Unimpaired Classes

Unclassified Claims and Class 1 are Unimpaired by this Prepackaged Plan. Under Bankruptcy Code section 1126(f), such Claim Holders are conclusively presumed to accept this Prepackaged Plan, and the votes of such Claim Holders will not be solicited.

5.4   Summary of Classes Voting on this Prepackaged Plan

As a result of the provisions of Articles II and III of this Prepackaged Plan, the votes of Claim Holders in Classes 2, 3, 4 and 5 will be solicited with respect to this Prepackaged Plan.

5.5   Confirmation Pursuant to Bankruptcy Code section 1129(b)

In the event Class 4 or 5 votes to reject this Prepackaged Plan the Debtor will seek Confirmation of this Prepackaged Plan from the Court under the procedures set forth in section 1129(b) of the Bankruptcy Code. The Debtor reserves the right to alter, amend, modify, revoke, or withdraw this Prepackaged Plan or any Plan Supplement or schedule as may be necessary to satisfy the requirements of Bankruptcy Code section 1129(b).

ARTICLE VI
MEANS FOR IMPLEMENTATION OF THIS PREPACKAGED PLAN

6.1   Corporate Existence and Re-vesting of Assets

Tetragenex will continue to exist after the Effective Date and be governed by the Restated Bylaws and the Restated Certificate of Incorporation as attached to the Plan Supplement. The Restated Certificate of Incorporation will, among other things, (A) authorize the New Common Shares, and (B) pursuant to section 1123(a)(6) of the Bankruptcy Code, include a provision prohibiting the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code. Any modification to the Restated Certificate of Incorporation as originally filed may be filed after the Confirmation Date and may become effective on or prior to the Effective Date. After the Effective Date, the Reorganized Tetragenex may file an amended and restated certificate of incorporation (or other formation documents, if applicable) with the Secretary of State in any appropriate jurisdiction.

6.2   Board of Directors of Reorganized Tetragenex.

On the Effective Date, the operation of Reorganized Tetragenex shall be the responsibility of its Board, subject to, and in accordance with, the Restated Certificate of Incorporation and the Restated Bylaws. The Board shall initially be comprised of the eight members currently serving; each of which has indicated a willingness to serve an additional five years term commencing from the Effective Date of this Prepackaged Plan.

6.3   Officers of Reorganized Tetragenex.

The individuals currently serving as the senior officers of the Company will continue to serve in the same capacities through and following the Effective Date subject to any changes disclosed in the Plan Supplement. After the Effective Date, the selection and removal of officers of Reorganized Tetragenex shall be as provided in the respective Restated Certificate of Incorporation and/or Restated Bylaws or other organizational documents of Reorganized Tetragenex. Each of the current officers of the Company has indicated a willingness to serve an additional five years term commencing from the Effective Date of this Prepackaged Plan.

6.4   Vesting of Assets

On the Effective Date, all assets held by the Debtor immediately before the Effective Date shall vest in Reorganized Tetragenex, free and clear of all liens, claims, encumbrances and other interests.

6.5   Distribution to Holders of Claims and Interests

6.5.1   Issuance of New Common Shares to Holders of Class 3 Claims

On the Effective Date, the General Unsecured Claim Consideration shall be issued and distributed to the holders of Class 3 Claims on a Pro Rata basis and as otherwise described herein.

6.5.2   No Issuance of New Options to Holders of Class 4 Claims

Class 4 Claim Holders will retain their Old Options, preserving such Options' maturity date and strike price.

6.6   Execution of Documents and Corporate Action

Upon the occurrence of the Effective Date, all actions contemplated by this Prepackaged Plan shall be deemed authorized and approved in all respects, including (i) adoption or assumption, as applicable, of the agreements with existing management, (ii) selection of the directors and officers for Reorganized Tetragenex, (iii) the issuance and distribution of the New Common Shares, (iv) the adoption of the Restated Certificate of Incorporation and Restated Bylaws, and (v) all other actions contemplated by this Prepackaged Plan (whether to occur before or on the Effective Date). All matters provided for in this Prepackaged Plan involving the corporate structure of the Debtor or Reorganized Tetragenex, and any corporate action required by the Debtor or Reorganized Tetragenex in connection with this Prepackaged Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity security holders, directors or officers of the Debtor or Reorganized Tetragenex. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtor or Reorganized Tetragenex, as applicable, shall be authorized and directed to issue, execute and deliver the agreements, documents, securities, and instruments contemplated by this Prepackaged Plan (or necessary or desirable to effect the transactions contemplated by this Prepackaged Plan) in the name of and on behalf of Reorganized Tetragenex. The Debtor and Reorganized Tetragenex are authorized and directed to deliver all documents and perform all actions reasonably contemplated with respect to implementation of this Prepackaged Plan. Martin Schacker is designated as the authorized representative of the Debtor (i) to execute on behalf of the Debtor, in a representative capacity and not individually, any documents or instruments after the Confirmation Date or the Effective Date that may be necessary to consummate this Prepackaged Plan, and (ii) to undertake any other action on behalf of the Debtor to consummate this Prepackaged Plan.

6.7   Surrender of Instruments

Class 5 Claim Holders – holders of common shares – shall retain their shares. All other Claim Holder holding a certificate or instrument evidencing a Claim against the Debtor or property of the Estates and whose Claims are treated under this Prepackaged Plan shall surrender such certificate or instrument to the Debtor or its designee (as applicable) on the Effective Date as a prerequisite to receiving any distribution under this Prepackaged Plan, unless the non-availability of such certificate or instrument is established to the satisfaction of the applicable party. If any holder of an Allowed Claim evidenced by a certificate or instrument canceled pursuant to this Prepackaged Plan fails to surrender such certificate or instrument, within one year after the Effective Date, its Claim for a distribution under this Prepackaged Plan on account of such certificate or instrument shall be discharged, and such holder shall be forever barred from asserting such Claim against the Debtor, Reorganized Tetragenex or its property. In such case, any property held on account of such Claim shall be disposed of pursuant to the provisions relating to unclaimed distributions in Article VI of this Prepackaged Plan.

6.8   Bankruptcy Code Section 1145 Determination

Confirmation of this Prepackaged Plan shall constitute a determination, in accordance with Bankruptcy Code section 1145, that (except with respect to an entity that is an underwriter as defined in Bankruptcy Code section 1145(b)) section 5 of the 1933 Act and any state or local law requiring registration for the offer or sale of a security or registration or licensing of an issuer of, underwriter of, broker or dealer in, a security do not apply to the issuance of any securities in exchange for a Claim or Interest under this Prepackaged Plan.

This subsection shall not apply to any securities issued pursuant to the Subscription, as described in Article VII, below.

6.9   Release of Liens

~~Except as otherwise provided in this Prepackaged Plan, the Confirmation Order or in any document, instrument or other agreement created in connection with this Prepackaged Plan, on the Effective Date, all mortgages, deeds of trust, liens, encumbrances, security interests, or other interests against the property of the Estates shall be released.~~ **[Redacted on the Record, January 5, 2011.]**

6.10   Exemption from Certain Transfer Taxes

Pursuant to Bankruptcy Code section 1146(a), any transfers from the Debtor or Reorganized Tetragenex to any other Person or entity pursuant to this Prepackaged Plan in the United States shall not be subject to any stamp tax or similar tax, including without limitation state and county transfer and recordation taxes, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

6.11   Effectuating Documents; Further Transactions

The Debtor and Reorganized Tetragenex, subject to the terms and conditions of this Prepackaged Plan, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Prepackaged Plan.

ARTICLE VII
ADDITIONAL EQUITY INVESTMENTS

7.1   The Subscription.

Included in the Solicitation Package is a form by which all Claim and Interest Holders are being given the opportunity to contribute additional capital to purchase additional shares of Common Stock. Under the Subscription, Claim and Interest Holder can purchase additional Common Stock at a price of $0.03/share.

7.2   Subscription Process.

Each party interested in participating in the Subscription shall send the completed Subscription Form along with payment in the amount of shares sought multiplied by the Subscription Share Price.

The Subscription shall remain open until the Effective Date.

7.3   Subscription Limit.

A maximum of 36,000,000 new Common Shares shall be issued under the Subscription. In the event the aggregate of new Common Shares sought exceeds the 36,000,000, each entity seeking to participate in the Subscription will be entitled to purchase shares in an amount equal to the Subscription Limit multiplied by the amount of shares sought by such entity divided by the aggregate amount of shares sought by all participants.

7.4   No Exemption from Registration Pursuant to Bankruptcy Code 1145.

The securities being offered pursuant to the Subscription will not be exempt from Section 5 of the Securities Act of 1933 and any State and local law requiring registration for an offer or sale of a security or registration or licensing of an insurer of, underwriter of, or broker or dealer in, a security.

ARTICLE VIII
PROVISIONS GOVERNING DISTRIBUTIONS

8.1   Delivery of Undeliverable or Unclaimed Distributions

8.1.1   If the distribution to any holder of an Allowed Claim is returned to Reorganized Tetragenex as undeliverable or is otherwise unclaimed, no further distributions shall be made to such holder unless and until Reorganized Tetragenex is notified in writing of such holder's then-current address, at which time all missed distributions shall be made to such holder without interest.

8.1.2   Any holder of an Allowed Claim that does not assert a claim pursuant to this Prepackaged Plan for an undeliverable or unclaimed distribution within 90 days after the Effective Date shall be deemed to have forfeited its Claim for such undeliverable or unclaimed distribution and shall be forever barred and enjoined from asserting any such claim for an undeliverable or unclaimed distribution against the Debtor, Reorganized Tetragenex and its respective agents, attorneys, representatives, employees or independent contractors, and/or any of its and its property. Nothing contained in this Prepackaged Plan shall require the Debtor or Reorganized Tetragenex to attempt to locate any holder of an Allowed Claim.

8.2   Prepayment

Except as otherwise provided in this Prepackaged Plan or in the Confirmation Order, the Debtor shall have the right to prepay, without penalty, all or any portion of an Allowed Administrative Expense Claim, Allowed Priority Tax Claim, Allowed Other Priority Claim, or Allowed Secured Claim at any time.

8.3   Means of Cash Payment

Cash payments made pursuant to this Prepackaged Plan shall be in U.S. dollars and shall be made at the option and in the sole discretion of Reorganized Tetragenex by (i) checks drawn on, or (ii) wire transfers from a domestic bank.

8.4   Sources of Cash for Plan Distribution.

Except as otherwise provided in this Prepackaged Plan or Confirmation Order, all Cash required for payments to be made hereunder shall be obtained from the Debtor and Reorganized Tetragenex's operations and Cash on hand.

8.5   Disbursement Agent.

Reorganized Tetragenex, as Disbursement Agent, or such other Person designated by Reorganized Tetragenex as Disbursement Agent, shall make all distributions under this Prepackaged Plan. A Disbursement Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

8.6   Record Date for Distribution.

8.6.1   Distributions shall only be made to the record holders of Allowed Claims and Interests as of the Confirmation Date. At the close of business on the Confirmation Date, all registers maintained by the Debtor and Reorganized Tetragenex, and each of its respective agents, successors and assigns, shall be deemed closed for purposes of determining whether a holder of such a Claim is a record holder entitled to distributions under this Prepackaged Plan. The Debtor and Reorganized Tetragenex shall have no obligation to recognize any Claim that is transferred after the Confirmation Date. Instead, they shall be entitled to recognize only those record holders set forth in the registers as of the Confirmation Date, irrespective of the number of distributions made under this Prepackaged Plan or the date of such distributions. Furthermore, if a Claim is transferred twenty (20) or fewer calendar days before the Confirmation Date, the Disbursement Agent shall make distributions to the transferee only if the transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

8.6.2   If any dispute arises as to the identity of a holder of an Allowed Claim that is entitled to receive a distribution pursuant to this Prepackaged Plan, the Disbursement Agent may, in lieu of making such distribution to such Person, make the distribution into an escrow account until the disposition thereof is determined by Final Order or by written agreement among the interested parties to such dispute.

8.7   Interest on Claims

Unless otherwise specifically provided for in this Prepackaged Plan or the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

8.8   Withholding and Reporting Requirements

8.8.1   In accordance with Bankruptcy Code section 346 and in connection with this Prepackaged Plan and all distributions hereunder, the Debtor and Reorganized Tetragenex shall, to the extent applicable, comply with all withholding and reporting requirements imposed by any federal, state, provincial, local, or foreign taxing authority. The Debtor and Reorganized Tetragenex shall be authorized to take any and all actions necessary and appropriate to comply with such requirements.

8.8.2   All distributions hereunder shall be subject to applicable legal withholding and reporting requirements. As a condition of making any distribution under this Prepackaged Plan, Reorganized Tetragenex may require the holder of an Allowed Claim to provide such holder's taxpayer identification number, and such other information, certification or forms as necessary to comply with applicable tax reporting and withholding laws. Notwithstanding any other provision of this Prepackaged Plan, each entity receiving a distribution pursuant to this Prepackaged Plan shall have sole and exclusive responsibility for the satisfaction and payment of tax obligations on account of any such distribution.

8.9   Setoffs

Except as otherwise provided by the terms of this Prepackaged Plan, Reorganized Tetragenex may, but shall not be required to, set off against any Claim and the payments or other distributions to be made under this Prepackaged Plan on account of the Claim, claims of any nature whatsoever that the Debtor and Reorganized Tetragenex may have against the holder thereof, provided, that any such right of setoff that is exercised shall be allocated, first, to the principal amount of the related Claim, and thereafter to any interest portion thereof, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or Reorganized Tetragenex of any such claim that the Debtor or Reorganized Tetragenex may have against such holder.

8.10   Procedure for Treating and Resolving Disputed, Contingent, and/or Unliquidated Claims

8.10.1   Prosecution of Objections

From the Confirmation Date through the Effective Date, only the Debtor may file objections, settle, compromise, withdraw, or litigate to judgment objections to Claims. From and after the Effective Date, Reorganized Tetragenex may settle or compromise any Disputed Claim without approval of the Court. Nothing contained herein, however, shall limit the right of Reorganized Tetragenex to object to Claims, if any, filed or amended after the Effective Date.

8.10.2   No Distributions Pending Allowance

Notwithstanding any other provision of this Prepackaged Plan, no payments or distributions shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim, or some portion thereof, has become an Allowed Claim.

8.11   De Minimis Distributions

Reorganized Tetragenex shall have no obligation to make any distribution, whether final or not, unless and until the total amount of such distribution to a specific holder of an Allowed

Claim is equal to or greater than $10.00 in the case of unclassified Claims and Class 1 and 2 Claims, and 100 New Common Shares in the case of Class 3 Claims.

8.12 Fractional Dollars

Any other provision of this Prepackaged Plan notwithstanding, Reorganized Tetragenex shall not be required to make distributions or payments of fractions of dollars or New Common Shares. Whenever any payment of a fraction of a dollar or New Common Share under this Prepackaged Plan would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar or New Common Share (up or down), with half dollars and half New Common Shares being rounded down.

8.13 Allocation of Plan Distributions Between Principal and Interest

To the extent that any Allowed Claim entitled to a distribution under this Prepackaged Plan is composed of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated, for all income tax purposes, to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the claim, to the portion of such Claim representing accrued but unpaid interest.

ARTICLE IX
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

9.1 Assumption and Rejection of Executory Contracts and Unexpired Leases

9.1.1   On the Effective Date, the Reorganized Tetragenex shall assume only those executory contracts and unexpired leases to which the Debtor is a party pursuant to sections 365 and 1123 of the Bankruptcy Code set forth in the Assumed Contract Schedule, included in the Plan Supplement. The Confirmation Order shall constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the contract and lease assumptions or rejections described herein, subject to the occurrence of the Effective Date.

9.1.2   To the extent applicable, all executory contracts of the Debtor assumed by Reorganized Tetragenex pursuant to this Prepackaged Plan shall be deemed modified such that the transactions contemplated by this Prepackaged Plan shall not be a "change of control," however such term may be defined in the relevant executory contract, and any required consent under any such contract or lease shall be deemed satisfied by the confirmation of this Prepackaged Plan, and all executory contracts assumed pursuant to this Prepackaged Plan shall be assumed notwithstanding any provisions therein that purport to modify any of the Debtor's rights thereunder as a result of the commencement of these Bankruptcy Cases. Each executory contract assumed pursuant to this Prepackaged Plan (or pursuant to other Bankruptcy Court order) shall remain in full force and effect and be fully enforceable by Reorganized Tetragenex in accordance with its terms, except as modified by the provisions of this Prepackaged Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable law.

9.1.3   In the event that any license granted to the Debtor by a governmental unit in effect immediately prior to the Effective Date is considered to be an executory contract and is not otherwise terminated or rejected by the Debtor, such license shall be deemed to be assumed pursuant to section 365 of the Bankruptcy Code under this Prepackaged Plan.

9.1.4   Any monetary amounts required as cure payments on each executory contract and unexpired lease to be assumed pursuant to this Prepackaged Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the Cure amount in Cash on the Effective Date or as soon thereafter as practicable or upon such other terms and dates as the parties to such executory contracts or unexpired leases otherwise may agree. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Tetragenex to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute.

9.2   Cure Procedures

9.2.1   Assumed Contract Schedule. The Assumed Contract Schedule to be included in the Plan Supplement, will contain a list of the Assumed Executory Contracts and the associated Cure amounts. The non-Debtor parties to the Assumed Executory Contracts shall have until the Contract Objection Deadline to object to (i) the Cure Amounts listed by the Debtor and propose alternative Cure Amounts, and/or (ii) the proposed assumption of the Assumed Executory Contracts. Any such objection to the Cure Amount or assumption must be filed with the Court on or before the Contract Objection Deadline and will be heard and determined by the Court. Any such objection not filed by the Contract Objection Deadline shall be waived and forever barred. Unless the Assumed Contract Schedule indicates differently, all assumed executory contract and unexpired leases shall be deemed to have a Cure Amount equal to zero dollars.

9.2.2   Deemed Assumption Subject to Revocation. To the extent the Court has not determined by the Effective Date the amount of any Cure Amount that is subject to a pending objection, the executory contract or unexpired eease related to such Cure Amount shall, at the option of Reorganized Tetragenex, be deemed assumed by Reorganized Tetragenex effective on the Effective Date; provided, however, Reorganized Tetragenex may revoke an assumption of any Executory Contract or Unexpired Lease within ten (10) days after entry of an order by the Court adjudicating the objection to the Cure Amount related to such executory contract and unexpired lease by filing a notice of such revocation with the Court and serving a copy on the party(ies) whose executory contract or unexpired lease is rejected. Any executory contract or unexpired lease identified in such revocation notice shall be deemed rejected retroactively on the Effective Date. Any party whose executory contract is rejected pursuant to a revocation notice may file a claim arising out of such rejection within thirty (30) days after such revocation notice is filed with the Court, and any such rejection claim not filed by that deadline shall be discharged and forever barred. Reorganized Tetragenex shall have the right to object to any such rejection claim.

9.2.3　Payment of Cure Amounts. Within ten (10) Business Days after the Effective Date, Reorganized Tetragenex shall pay all Cure Amounts that are not disputed by the Debtor or Reorganized Tetragenex. Unless otherwise ordered by the Court, Reorganized Tetragenex shall pay all Cure Amounts that are disputed by the Debtor or Reorganized Tetragenex on the later of the date that is ten (10) Business Days after (i) the Contract Objection Deadline, or (ii) the date of entry of a Final Order resolving the dispute or approving an agreement between the parties concerning the Cure Amount.

9.3　Rejection Damages.

9.3.1　For all Claims relating to the rejection of Executory Contracts and Unexpired Leases, Proofs of Claim must be filed with the Court and served on the Debtor or Reorganized Tetragenex on or before the Rejection Claims Bar Date or such Claim shall be forever barred and shall not be enforceable against the Debtor, Reorganized Tetragenex or its successors.

9.3.2　Each Allowed Claim arising from the rejection of an Executory Contract shall be treated as an Allowed General Unsecured Claim. The Court shall determine the amount, if any, of the Claim of any entity seeking damages by reason of the rejection of any Executory Contract or Unexpired Lease.

ARTICLE X
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THIS PREPACKAGED PLAN

10.1　Conditions to Effective Date

The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with Article VII hereof:

10.1.1　The Confirmation Order shall have been entered on the docket in the Bankruptcy Cases.

10.1.2　The effectiveness of the Confirmation Order shall not have been stayed and any motion for reconsideration or rehearing shall have been denied or overruled by a Court of competent jurisdiction.

10.1.3　All actions, documents, and agreements necessary to implement this Prepackaged Plan shall have been effected or executed.

10.2　Waiver of Conditions

Each of the conditions to the Effective Date, set forth above may be waived in whole or in part by the Debtor without any other notice to parties-in-interest or the Court, provided, however, that the Debtor has received the prior written consent of the Secured Lender(s), which consent may be withheld in their sole discretion. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtor regardless of the circumstances giving rise to the failure of such condition to be satisfied. The failure of any party to exercise any of its foregoing rights shall not be deemed a waiver of any of its other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

ARTICLE XI
ALLOWANCE AND PAYMENT OF CERTAIN ADMINISTRATIVE EXPENSE CLAIMS

11.1   Final Fee Applications

All final requests for payment of Professional Fee Claims (the "Final Fee Applications") must be Filed no later than sixty days after the Effective Date. Objections, if any, to Final Fee Applications of such Professionals must be Filed and served on Reorganized Tetragenex, the requesting Professional and the Office of the United States Trustee no later than thirty days from the date on which each such Final Fee Application is served and filed. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Court, the allowed amounts of such Professional Fee Claims shall be determined by the Court. Reorganized Debtor shall be responsible for payment of any Final Fee Applications approved by the Court. Reorganized Tetragenex shall be responsible for payment of any accrued, but unpaid professional fees.

11.2   Employment of Professionals after the Effective Date

From and after the Effective Date, any requirement that professionals comply with Bankruptcy Code sections 327 through 331 or any order previously entered by the Court in seeking retention or compensation for services rendered or expenses incurred after such date will terminate.

ARTICLE XII
EFFECTS OF CONFIRMATION

12.1   Binding Effect

This Prepackaged Plan shall be binding upon and inure to the benefit of the Debtor, Reorganized Tetragenex, all present and former holders of Claims and Interests, whether or not such holders will receive or retain any property or interest in property under this Prepackaged Plan, and its respective successors and assigns, including, but not limited to, the Debtor and Reorganized Tetragenex, and all other parties in interest in the Bankruptcy Cases.

12.2   Discharge

12.2.1   Except as otherwise provided in this Prepackaged Plan, the rights granted in this Prepackaged Plan and the treatment of all Claims and Interests shall be in exchange for, and in complete satisfaction, discharge, and release of, all Claims and Interests of any nature whatsoever against the Debtor, Reorganized Tetragenex and any of the Estates' property, whether such Claims or Interests arose before or during the Bankruptcy Cases or in connection with implementation of this Prepackaged Plan. Except as otherwise provided in this Prepackaged Plan, on the Effective Date, the Debtor shall be discharged and released from any and all Claims and Interests, including demands and liabilities that arose before the Effective Date, and all debts of the kind specified in Bankruptcy Code sections 502(g), 502(h), or 502(i), regardless of whether (i) a proof of claim evidencing such debt was filed or deemed filed under Bankruptcy Code section 501; (ii) a Claim based on such debt is allowed under Bankruptcy Code section 502; or (iii) the holder of a Claim based on such debt has accepted this Prepackaged Plan. Except as otherwise provided in this Prepackaged Plan, the Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtor. Pursuant to Bankruptcy Code section 524, the discharge granted under this section shall void any judgment against any of the Debtor at any time obtained (to the extent it relates to a discharged Claim or Interest), and operates as an injunction against the prosecution of any action against any of Reorganized Tetragenex or the Estates' property (to the extent it relates to a discharged Claim or Interest).

12.2.2   Notwithstanding any provision in this Prepackaged Plan, nothing in this Prepackaged Plan discharges, releases, precludes, or enjoins (i) any environmental liability to any governmental unit that is not a Claim as such term is defined in section 101 of the Bankruptcy Code or (ii) any environmental Claim of any governmental unit arising on or after the Effective Date. The Debtor and Reorganized Debtor reserve the right to assert that any environmental liability is a Claim that arose on or prior to the Effective Date and that such Claim has been discharged and/or released under sections 524 and 1141 of the Bankruptcy Code. In addition, nothing in this Prepackaged Plan discharges, releases, precludes, or enjoins any environmental liability to any governmental unit that any entity would be subject to as the owner or operator of property after the Effective Date.

12.2.3   Notwithstanding any provision in this Prepackaged Plan, the Confirmation Order and any implementing Plan documents, including but not limited to notices of assumption and assignment of executory contracts, any rights of way, pending applications for rights of way, leases, licenses, authorizations, contracts, agreements or other interests of the federal government shall be treated, determined and administered in the ordinary course of business as if the Debtor's bankruptcy cases were never filed and the Debtor and the Reorganized Debtor shall comply with all applicable non-bankruptcy law, federal regulations and statutes. Moreover, without limiting the foregoing, nothing in this Prepackaged Plan, Confirmation Order or implementing Plan documents shall be interpreted to set cure amounts for the cure claim of any governmental unit of the federal government or to require any such governmental unit of the federal government to novate or otherwise consent to the transfer of any federal government contract, agreement or interest. The federal government's rights to offset or recoup any amounts due under, or relating to, any contracts, agreements or other interests are expressly preserved.

12.2.4   Notwithstanding any provision in this Prepackaged Plan, the Confirmation Order and any implementing Plan documents, nothing herein shall affect any pre-petition claims or enforcement of pre-petition claims by the Securities and Exchange Commission against any person or entity who is not a debtor or reorganized debtor.

12.3   Injunction

Except as otherwise provided in this Prepackaged Plan, the Confirmation Order shall provide, among other things, that from and after the Effective Date all Persons who have held, hold or may hold Claims against or Interests in the Debtor are permanently enjoined from taking any of the following actions against the Estates, the Debtor, Reorganized Tetragenex, holders of Reorganized Tetragenex Equity or any of its respective property on account of any such Claims or Interests: (A) commencing or continuing, in any manner or in any place any action or other proceeding; (B) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order; (C) creating, perfecting or enforcing any lien, lis pendens, or other encumbrance against any of the assets of Reorganized Tetragenex; (D) asserting a setoff or right of subrogation of any kind against any debt, liability, or obligation due to the Debtor; and (E) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of this Prepackaged Plan provided, however, that nothing contained herein shall preclude such Persons from exercising its rights pursuant to and consistent with the terms of this Prepackaged Plan or the Confirmation Order.

12.4   Term of Bankruptcy Injunction or Stays

All injunctions or stays provided for in the Bankruptcy Cases under Bankruptcy Code section 105 or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date. Upon the Effective Date, the injunction provided in Section 12.3 shall apply.

12.5   Compromises and Settlements

Pursuant to Bankruptcy Rule 9019(a), the Debtor may compromise and settle various Claims (a) against them and (b) that they have against other Persons. The Debtor expressly reserve the right (with Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against them and claims that they may have against other Persons up to and including the Effective Date. After the Effective Date, such right shall pass to Reorganized Tetragenex and shall be governed by the terms of this Prepackaged Plan.

12.6   Satisfaction of Subordination Rights

All Claims against the Debtor and all rights and claims between or among Claim Holders relating in any manner whatsoever to distributions on account of Claims against or Interests in the Debtor, based upon any subordination rights, whether asserted or unasserted, legal or equitable, shall be deemed satisfied by the distributions under this Prepackaged Plan to Claim Holders or Interest Holders having such subordination rights, and such subordination rights shall be deemed waived, released, discharged, and terminated as of the Effective Date. Distributions to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment, or like legal process by any Claim Holder or Interest Holder by reason of any subordination rights or otherwise, so that each Claim Holder shall have and receive the benefit of the distributions in the manner set forth in this Prepackaged Plan.

12.7   Exculpation and Limitation of Liability

Except as otherwise specifically provided in this Prepackaged Plan, the Debtor, Reorganized Tetragenex, and any of such entities' respective present or former members, officers, directors, employees, representatives, attorneys, financial or other professional advisors, or other agents and any of such parties' successors and assigns, shall not have or incur any claim, obligation, cause of action or liability to one another or to or from any Claim Holder or Interest Holder, or any other party in interest, or any of its respective agents, employees, representatives, financial advisors, attorneys or Affiliates, or any of its successors or assigns, for any act or omission originating or occurring on or after the Petition Date in connection with, relating to, or arising out of the Debtor, the Bankruptcy Case, negotiation and filing of this Prepackaged Plan, filing the Bankruptcy Case, the pursuit of Confirmation of this Prepackaged Plan, the consummation of this Prepackaged Plan, the administration of this Prepackaged Plan or the property to be liquidated and/or distributed under this Prepackaged Plan, except for its willful misconduct, gross negligence, or fraud as determined by a Final Order of a court of competent jurisdiction, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to its duties and responsibilities under this Prepackaged Plan.

12.8   Indemnification Obligations

12.8.1   Notwithstanding anything to the contrary herein, subject to the occurrence of the Effective Date, the obligations of the Debtor as provided in the Debtor's certificate of incorporation and bylaws as in effect through the Effective Date and under applicable law or other applicable agreements as in effect through the Effective Date to indemnify, defend, reimburse, exculpate, advance fees and expenses to, or limit the liability of, the current and former directors, officers and employees of the Debtor (including in the case of officers and employees serving as directors, managers, officers and employees of any Affiliate of the Debtor or as trustee (or similar position) of any employee benefit plan or trust (or similar Person) of the Debtor, in such capacity) against any damages, liabilities, obligations, claims or causes of action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, shall survive confirmation of this Prepackaged Plan, remain unaffected thereby after the Effective Date and not be discharged under section 1141 of the Bankruptcy Code or otherwise, irrespective of whether such indemnification, defense, advancement, reimbursement, exculpation or limitation is owed in connection with an event occurring before or after the Petition Date. Any Claim based on the Debtor's obligations herein shall not be subject to any objection in either case by reason of section 502(e)(1)(B) of the Bankruptcy Code.

12.8.2   As of the Effective Date, the Restated Certificate of Incorporation and/or Restated Bylaws shall provide for the indemnification, defense, reimbursement, exculpation and/or limitation of liability of, and advancement of fees and expenses to, directors and officers and employees of Reorganized Tetragenex (including in the case of officers and employees serving as directors, managers, officers and employees of any Affiliate of Reorganized Tetragenex or as trustee (or similar position) of any employee benefit plan or trust (or similar Person) of Reorganized Tetragenex, in such capacities), who were directors, officers or employees of the Debtor at any time prior to the Effective Date at least to the same extent as provided in the certificate of incorporation and bylaws of the Debtor in effect on the Petition

Date, against any damages, liabilities, obligations, claims or causes of action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, in connection with any event occurring before the Petition Date.

ARTICLE XIII
RETENTION OF JURISDICTION

13.1   Matters Which the Bankruptcy Court Shall Retain Exclusive Jurisdiction.

Under Bankruptcy Code sections 105(a) and 1142, and notwithstanding entry of the Confirmation Order, substantial consummation of this Prepackaged Plan and occurrence of the Effective Date, the Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Bankruptcy Cases and this Prepackaged Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

13.1.1   Allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Expense Claim, the resolution of any objections to the allowance or priority of Claims or Interests and the determination of requests for the payment of claims entitled to priority under Bankruptcy Code section 507(a)(1), including compensation of any reimbursement of expenses of parties entitled thereto;

13.1.2   Hear and determine all applications for compensation and reimbursement of expenses of Professionals under this Prepackaged Plan or under Bankruptcy Code sections 330, 331, 503(b), 1103, and 1129(a)(4); provided, however, that from and after the Effective Date, the payment of the fees and expenses of the retained Professionals of the Debtor shall be made in the ordinary course of business and shall not be subject to the approval of the Court;

13.1.3   Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which the Debtor are a party or with respect to which the Debtor may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

13.1.4   Effectuate performance of and payments under the provisions of this Prepackaged Plan;

13.1.5   Hear and determine any and all adversary proceedings, motions, applications and contested or litigated matters arising out of, under or related to the Bankruptcy Cases, or this Prepackaged Plan;

13.1.6   Enter such orders as may be necessary or appropriate to execute, implement or consummate the provisions of this Prepackaged Plan and all contracts, instruments, releases and other agreements or documents created in connection with this Prepackaged Plan, the Disclosure Statement, or the Confirmation Order;

13.1.7   Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of this Prepackaged Plan, including disputes arising under agreements, documents, or instruments executed in connection with this Prepackaged Plan;

13.1.8   Consider any modifications of this Prepackaged Plan, cure any defect or omission or reconcile any inconsistency in any order of the Court, including, without limitation, the Confirmation Order;

13.1.9   Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of this Prepackaged Plan or the Confirmation Order;

13.1.10   Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

13.1.11   Hear and determine any matters arising in connection with or relating to this Prepackaged Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, or other agreement or document created in connection with this Prepackaged Plan, the Disclosure Statement, or the Confirmation Order;

13.1.12   Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Bankruptcy Cases;

13.1.13   Except as otherwise limited herein, recover all assets of the Debtor and property of the Estates, wherever located;

13.1.14   Hear and determine matters concerning state, local, and federal taxes in accordance with Bankruptcy Code sections 346, 505, and 1146;

13.1.15   Hear and determine all disputes involving the existence, nature or scope of the injunctions, indemnification, exculpation, and releases granted pursuant to this Prepackaged Plan;

13.1.16   Hear and determine all matters related to (i) the property of the Estates from and after the Confirmation Date, and (ii) the activities of the Debtor, including (A) challenges to or approvals of the Debtor's activities, and (B) reporting by and accounting by the Debtor;

13.1.17   Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

13.1.18   Enter a final decree closing the Bankruptcy Cases.

ARTICLE XIV
MISCELLANEOUS

14.1   Payment of Statutory Fees

All fees payable under section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Effective Date.

14.2   Further Assurances.

The Debtor or the Reorganized Debtor, as applicable may file such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Prepackaged Plan.

14.3   Exhibits Incorporated

All exhibits to this Prepackaged Plan, including the Plan Supplements, are incorporated into and are a part of this Prepackaged Plan as if fully set forth herein.

14.4   Amendment or Modification of this Prepackaged Plan

Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123 and 1125 of the Bankruptcy Code, alterations, amendments or modifications of this Prepackaged Plan may be proposed in writing jointly by the Debtor at any time prior to or after the Confirmation Date, but prior to the Effective Date. Holders of Claims that have accepted this Prepackaged Plan shall be deemed to have accepted this Prepackaged Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder; provided, however, that any holders of Claims who were deemed to accept this Prepackaged Plan because such Claims were unimpaired shall continue to be deemed to accept this Prepackaged Plan only if, after giving effect to such amendment or modification, such Claims continue to be unimpaired.

14.5   Inconsistency

In the event of any inconsistency among this Prepackaged Plan, the Disclosure Statement, the provisions of this Prepackaged Plan shall govern.

14.6   Section 1125(e) of the Bankruptcy Code

As of the Confirmation Date, the Debtor shall be deemed to have solicited acceptances of this Prepackaged Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtor (and each of its successors, predecessors, control persons, members, Affiliates, agents, directors, officers, employees, investment bankers, financial advisors, accountants, attorneys and other professionals and any officer or employee serving as a director, manager, officer or employee of any Affiliate of the Debtor has participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities under this Prepackaged Plan. Accordingly, such entities and individuals shall not be liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of this Prepackaged Plan or the offer and issuance of the securities under this Prepackaged Plan.

14.7   Compliance with Tax Requirements

In connection with this Prepackaged Plan and all instruments issued in connection herewith and distributed hereunder, any party issuing any instruments or making any distribution under this Prepackaged Plan, shall comply with all applicable withholding and reporting requirements imposed by any federal, state or local taxing authority, and all distributions under this Prepackaged Plan shall be subject to any withholding or reporting requirements. Notwithstanding the above, each holder of an Allowed Claim that is to receive a distribution under this Prepackaged Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution. Any party issuing any instruments or making any distribution under this Prepackaged Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or distributing party for payment of any such tax obligations.

14.8   Determination of Tax Filings and Taxes

The Reorganized Debtor shall have the right to request an expedited determination of its tax liability, if any, under section 505(b) of the Bankruptcy Code with respect to any tax returns filed, or to be filed, for any and all taxable periods ending after the Petition Date through the Effective Date. The Reorganized Debtor shall have the right, at its expense, to control, conduct, compromise and settle any tax contest, audit or administrative or court proceeding relating to any liability for taxes of the Debtor.

14.9   Exemption from Transfer Taxes

Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities (including issuance of warrants) under or in connection with this Prepackaged Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with this Prepackaged Plan, including any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under this Prepackaged Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax.

14.10   Dissolution of any Statutory Committees and Cessation of Fee and Expense Payment

Any statutory committees appointed in the Debtor's Reorganization Case shall be dissolved on the Effective Date. The Reorganized Debtor shall not be responsible for paying any fees and expenses incurred by the advisors and any statutory committees after the Effective Date.

14.11   Severability of Provisions in this Prepackaged Plan

If prior to the entry of the Confirmation Order, any term or provision of this Prepackaged Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Debtor, upon the consent of the Senior Lender Steering Committee, shall have the power to alter and interpret such term or provision to render it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as so altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remaining terms and provisions of this Prepackaged Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Prepackaged Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

14.12   Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit to this Prepackaged Plan or Plan Supplements provides otherwise (in which case the governing law specified therein shall be applicable to such exhibit), the rights, duties and obligations arising under this Prepackaged Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to the principles of conflict of laws that would require application of the laws of another jurisdiction.

14.13   No Admissions

If the Effective Date does not occur, this Prepackaged Plan shall be null and void in all respects, and nothing contained in this Prepackaged Plan shall (a) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtor, (b) prejudice in any manner the rights of the Debtor or any other party in interest or (c) constitute an admission of any sort by the Debtor or other party in interest.

14.14   Reservation of Rights

Except as expressly set forth herein, this Prepackaged Plan shall have no force and effect unless and until the Bankruptcy Court has entered the Confirmation Order and the Effective Date has occurred. The filing of this Prepackaged Plan, any statement or provision contained in this Prepackaged Plan, or the taking of any action by the Debtor or any other party with respect to this Prepackaged Plan shall not be and shall not be deemed to be an admission or waiver of any rights of the Debtor or any other party with respect to Claims or Equity Interests or any other matter.

14.15   Notices

All notices, requests, and demands to or upon the Debtor to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

Tetragenex Pharmaceuticals, Inc.
6901 Jericho Tpk., Ste 221
Syosset, New York 11791
Attn: Martin Schacker
Email: mfschacker@yahoo.com

with copies to:

Gersten Savage, LLP
600 Lexington Avenue
New York, New York 10022
Facsimile: 212-980-5192
Attn: Paul Rachmuth
Email: prachmuth@gerstensavage.com

14.16   Waiver of Stay

Notwithstanding Bankruptcy Rules 3002(e), 6004(h), and 6006(d), the Debtors shall be authorized to consummate this Plan and the transactions and transfers contemplated thereby immediately after entry of the Confirmation Order.

14.17   Inconsistency

In the event of any inconsistency among this Plan, the Disclosure Statement and any exhibit to the Disclosure Statement, the provisions of this Plan shall govern.

[Remainder of page intentionally left blank. Signature page follows.]

Dated: Syosset, New York
   December 16, 2010

Tetragenex Pharmaceuticals, Inc.

By: <u>/s/   </u>
   Martin Schacker
   Chairman, Co-CEO and President